400 Howard Street San Francisco, CA 94105 1-800-iShares (1-800-474-2737) www.iShares.com

April 6, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: iShares U.S. ETF Trust (the “Trust”)

(Securities Act File No. 333-179904;

Investment Company Act File No. 811-22649)

Request for Withdrawal of Amendment

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Trust’s post-effective amendment filed with respect to the iShares Interest Rate Hedged 0-5 Year High Yield Bond ETF (the “Fund”). The post-effective amendment was filed on Form N-1A as referenced below and has not been declared effective by the U.S. Securities and Exchange Commission as of the date of this letter.

Registered Fund Name	Series Identifier	Post-Effective Amendment No.	Initial Filing Date
iShares Interest Rate Hedged 0-5 Year High Yield Bond ETF	S000044144	35	12/6/2013

The Trust has also filed subsequent 485BXT filings for the sole purpose of extending the original effective date of the initial filing, the most recent of which was filed on March 11, 2016 and scheduled to become effective on April 8, 2016.

Subsequent to the filing, the Trust decided not to go forward with the offering of the Fund as a series of the Trust. No securities were sold in connection with the offering.

If you have any questions, please call Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Very Truly Yours,

iShares U.S. ETF Trust

By:	/s/ Jack Gee
Jack Gee
Treasurer and Chief Financial Officer

BlackRock Investments, LLC

By:	/s/ Deepa Damre
Deepa Damre
Managing Director